April 28, 2021

VIA EDGAR

Charles Eastman
Office of Manufacturing
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:    Babcock & Wilcox Enterprises, Inc.
Registration Statement on Form S-3
File No. 333-255428

Dear Mr. Eastman:

    Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Babcock & Wilcox Enterprises, Inc. (the “Company”) hereby respectfully requests that the effectiveness of the above-referenced Registration Statement be accelerated to 4:00 p.m. Eastern Time on April 30, 2021, or as soon thereafter as practicable. The Company respectfully requests that you notify C. Brophy Christensen of O’Melveny & Myers LLP of such effectiveness by telephone at (415) 984-8793.

If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at (330) 860-6205 or by email at jjdziewisz@babcock.com.

Very truly yours,
John J. Dziewisz
Sr. Vice President & Corporate Secretary